SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-0F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2007, incorporated by reference herein:

Exhibit

99.1 Release dated February 1, 2007, entitled “EMPEROR PURSUES RESTRUCTURE PLAN”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: February 2, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:   Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)

EMPEROR PURSUES RESTRUCTURE PLAN

Following a strategic review undertaken by Emperor Mines Limited (“Emperor” or the “Company”) together with its major shareholder DRDGold Limited (“DRDGold”), Emperor (ASX:EMP) is considering a restructure of the Company in order to retire long term debt and ensure the full potential value of Company assets can be achieved. This process has the full support of major credit providers ANZ Banking and
DRDGold.

The strategic review examined potential reconfigurations of mine and exploration assets at a range of production levels, together with the attendant funding options, and concluded that the Company should consider either the divestment of certain key assets, or seek a suitable merger partner in order to grow the value of the Company’s asset base. Emperor is now pursuing these re-structuring options and has appointed
Rothschild Australia Limited to assist it in this process.

The strategic review also concluded that further capital is required to realise the full potential value of
Emperor’s assets. Accordingly, a new short term finance facility has been arranged with ANZ to fund the restructure process. The first tranche of this facility, totalling approximately USD$15 million, has now been drawn down with a further tranche expected to be finalised shortly. This facility provides Emperor with capacity to pursue several restructuring options, and will be repaid for the proceeds of the restructure.

The Company has committed to a plan to repay this facility within an agreed timeframe.

The Company has also moved to reduce corporate costs, including a reduction in staff levels at the Brisbane corporate office.

Update on operations

During the past two quarters production across the group was impacted by a number of unforeseen events, which together significantly altered the forecast production and cash flow profiles of the group.

As a consequences of the cessation of further mining Vatukoula, combined with the ongoing political uncertainty surrounding Emperor’s ability to fully realise the residual value of its Fiji assets, it has become necessary for the Company to write off much of the value of those assets.

This decision, coupled with production losses arising during the first half of the year, is expected to result in a likely loss to the Emperor group after tax of between $200million - $230million for that period. This information has not been reviewed or audited. Further information will be provided in the half-yearly report, expected for release late February 2007.

Fiji operations

As previously announced, the Company’s Vatukoula mine in Fiji has ceased production and has been placed on care and maintenance. The Company has been working with the Interim Fiji Government in relation to the future of Vatukoula, and is now actively considering a divestment of the Fiji assets which also include the Tuvatu gold deposit and regional exploration assets in Fiji.

The assets at Vatukoula may still represent residual value to the group, and provided that the Company is able to properly and lawfully deal with those assets, options for realising that value could be reasonably pursued.

The operations of the group in Fiji have been complicated by the political events in Fiji, and by actions taken by the Fijian military in occupying parts of the Vatukoula mine site from the weekend of January 7 and 8.

A further announcement regarding the Fiji assets will be made in due course, following ongoing discussions with the Interim Government of Fiji and other interested parties.

PNG operations

As previously announced, Tolukuma and Porgera have experienced a number of interruptions to production due to a range of causes over the past six months.

Porgera has experienced a temporary reduction in production due to lightning damage to the Hides power generation plant late last year, however repairs are now well under way, and the management of the Porgera
Joint Venture report that these are likely to be complete in the coming month, following which the operation will return to normal production levels. “We remain upbeat about the potential for further growth at
Porgera”, Mr Gordon said.

Tolukuma has also experienced production issues in the past quarter, following damage to the mill infrastructure at the mine in late November last year. Repairs were effected quickly and were completed in early December with the mine operating well since then.

Exploration

Exploration activity is continuing in Papua New Guinea, with near-mine exploration at Tolukuma concentrated around the Zine and Fundoot structures, and regional exploration taking place on Exploration leases 1271 and 1366, located to the North of Tolukuma.

The Company has also been in discussion with potential exploration Joint Venture partners, included three major copper producers, regarding opportunities for more advanced exploration targeting gold / copper targets on Emperor’s exploration leases.

NOTE: Emperor’s quarterly operating report will be released shortly, providing further information on the
Company’s activities in the last quarter. A half yearly financial report will also be released to the market in late February.
FURTHER INFORMATION:
Brad Gordon
Chief Executive Officer
Emperor Mines Limited
AUS +617 3007 8000
Frazer Bourchier
GM Operations Fiji
Emperor Mines Limited
AUS +617 3007 8000
Patrick Bindon
Director – Corporate Communications
Emperor Mines Limited
AUS +617 3007 8000
David Wood
Rothschild
MOB +61 413 922 738
AUS +61 2 9323 2360
Johannesburg
1 February 2007
Sponsor to DRDGOLD
Standard Bank